FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 19, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

A PURPORTED CLASS ACTION AGAINST THE COMPANY WAS REMITTED FOR
CONSIDERATION TO THE DISTRICT COURT OF TEL AVIV–JAFFA

Netanya, Israel– July 19, 2007

While the Company has not issued any report concerning the development set forth below, the Company’s controlling shareholder will provide an immediate report about this development under its Israeli reporting requirements and, consequently, the Company is filing this Form 6-K.

Pursuant to an appeal of the Tel Aviv–Jaffa District Court’s June 2004 decision to deny a purported class action lawsuit filed against Cellcom Israel Ltd. (the “Company”) in August 2001 by one of the Company’s subscribers, in connection with the Company’s outgoing call tariffs for the “Talkman” (pre-paid) plan and the collection of a distribution fee for “Talkman” calling cards, the Israeli Supreme Court granted, on July 10, 2007, a petition filed by both parties by mutual consent, in light of the Israeli Class Actions Law, 2006, to remit the purported class action lawsuit for consideration in the District Court of Tel Aviv–Jaffa.

If the lawsuit is certified as a class action, the amount claimed is NIS 135 million, as at the filing date of the lawsuit. The Company believes that it has good defense against the certification of the lawsuit as a class action.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 2.928 million subscribers (as at March 2007) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel’s technologically advanced infrastructure. Cellcom Israel operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel’s broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired etc. In April 2006 Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 19, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel